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                                                                  EXHIBIT (C)(2)


SBC WARBURG DILLON READ                                      SBC Warburg
                                                             Dillon Read Inc.
                                                             535 Madison
                                                             Avenue
                                                             New York, NY
                                                             10022
                                                             Tel. 212-906-7000

                                                              December 22, 1997

Board of Directors
Hi-Lo Automotive, Inc.
2575 West Bellfort
Houston, TX 77054

Gentlemen:

  We understand that Hi-Lo Automotive, Inc. (the "Company"), O'Reilly Automotive, Inc. ("O'Reilly") and Shamrock Acquisition, Inc., a wholly owned subsidiary of O'Reilly ("Purchaser"), will enter into an Agreement and Plan of Merger dated as of December 23, 1997 (the "Merger Agreement") which provides, among other things, for (i) the commencement by Purchaser of a tender offer for all outstanding shares of the Company's Common Stock, $.01 par value (the "Company Common Stock") for $4.35 per share net to the seller in cash, and
(ii) the subsequent merger of Purchaser with and into the Company (the "Merger") pursuant to which each outstanding share of Company Common Stock will be converted into the right to receive $4.35 in cash (the consideration to be received in the tender offer and the merger, are collectively referred to as the "Consideration" and the tender offer and the merger are collectively referred to as, the "Transaction"). Pursuant to the Transaction, the Company will become a wholly owned subsidiary of O'Reilly. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

  You have asked for our opinion as to whether the Consideration offered to the holders of Company Common Stock is fair from a financial point of view to such holders.

  SBC Warburg Dillon Read Inc., a subsidiary of Swiss Bank Corporation ("SBCWDR"), has acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for its services, a material portion of which is contingent upon the consummation of the Transaction. In the past, SBCWDR and Dillon, Read & Co. Inc., the predecessor firm to SBCWDR, and their affiliates have provided investment banking services to the Company and have received customary compensation for such services. Certain employees of SBCWDR own shares of the Company Common Stock. Mr. Charles P. Durkin, Jr., a Managing Director of SBCWDR, is a Director of the Company. SBCWDR may in the course of its normal trading activities from time to time effect transactions and hold long or short positions in the securities of the Company and O'Reilly.

  Our opinion does not address the Company's underlying business decision to effect the Transaction or constitute a recommendation to any stockholder of the Company as to whether to tender such holder's Company Common Stock or as to how to vote in the Merger.

  In arriving at our opinion, among other things, we have:

  (i) reviewed certain publicly available financial statements and other information of the Company;

  (ii) reviewed certain internal financial information and operating data concerning the Company prepared by the management of the Company;

  (iii) reviewed certain limited financial projections prepared by the management of the Company;

  (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

  (v) reviewed the prices and trading activity of the securities of certain other generally comparable publicly traded securities;

  (vi) reviewed certain publicly available financial information of certain other generally comparable publicly traded companies;

 SBC Warburg Dillon Read Inc. is a subsidiary of Swiss Bank Corporation and a member of the New York Stock Exchange.

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SBC WARBURG DILLON READ

  (vii) reviewed the reported prices and trading activity for the Company Common Stock;

  (viii) reviewed the pro forma effects of the Transaction on O'Reilly's financial position;

  (ix)   reviewed the Merger Agreement;

  (x) discussed other strategic alternatives available to the Company including, but not limited to, the responses to SBCWDR's solicitation of proposals for purchase of the Company; and

  (xi)   reviewed such other information as we have deemed appropriate.

  In connection with our review, we have not, with your consent, assumed any responsibility for independent verification of any of the information reviewed by us for the purposes of this opinion and have, with your consent, relied on its being complete and accurate in all material respects. In addition, we have not, with your consent, made any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or O'Reilly, nor have we been furnished with any such appraisals. With respect to the financial projections provided to or otherwise reviewed or discussed with us, we have assumed, at your direction, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

  Based upon and subject to the foregoing, and considering the strategic alternatives available to the Company and its current capital structure, it is our opinion that, as of the date hereof, the Consideration offered to the holders of shares of Company Common Stock is fair, from a financial point of view, to such holders.

                                          Very Truly Yours,

                                          /s/ SBC Warburg Dillon Read Inc.
                                          -------------------------------------

                                          SBC Warburg Dillon Read Inc.